Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Pricing Terms for its Previously Announced Consent Solicitation and Tender Offer for its Senior Secured Notes due 2028

Hamilton, Bermuda, June 9, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today announced the pricing terms of its previously announced offer by Borr IHC Limited, its wholly-owned subsidiary (the “Issuer”), to purchase for cash (the “Tender Offer”) (i) any and all of its outstanding 10.000% Senior Secured Notes due 2028 (the “2028 Notes”) and (ii) any and all of its outstanding 10.375% Senior Secured Notes Due 2030 (together with the 2028 Notes, the “Notes”), and the related solicitation of consents (the “Consent Solicitation”), in each case pursuant to the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated May 26, 2026 (as amended or supplemented from time to time, the “Statement”). Capitalized terms used in this release but not otherwise defined have the meaning given in the Statement.

The table below indicates, among other things, the Total Consideration for each $1,000 original principal amount of the 2028 Notes validly tendered at or prior to 5:00 p.m., New York City time, on June 8, 2026, as calculated at 10:00 a.m. (New York City time) today, June 9, 2026 (the “Price Determination Date”) in accordance with the terms of the Statement:

Notes	CUSIP / ISIN Numbers	Original Principal Amount Issued	Outstanding Principal Amount	Factor	U.S. Treasury Reference Security	Blomberg Reference Page	Fixed Spread	Total Consideration
			(1)	(2)				(2)(3)(4)
10.000% Senior Secured Notes Due 2028	Rule 144A: 100018 AA8 / US100018AA89 Regulation S: G1467F AA1 / USG1467FAA15	$1,380,696,000.00	$1,128,129,659.88	0.81707317	2.000% UST due November 15, 2026	FIT3	+50	$1,048.36(5)

(1)	As of May 22, 2026. This reflects an aggregate original principal amount of 2028 Notes adjusted to reflect amortization in respect thereof.

(2)
The factor is a number that represents a fraction (expressed as a decimal rounded to 8 decimal digits) the numerator of which represents the unpaid principal amount of such series of securities and the denominator which represents the initial principal amount outstanding of such series of securities (the “Factor”). The Total Consideration will be the amount set forth in the table above multiplied by the applicable Factor, which reflects the partial amortization of the 2028 Notes.

(3)
For each $1,000 original principal amount of 2028 Notes validly tendered and accepted for purchase and with respect to which the applicable Holder has provided its Consent. The Early Tender Payment includes a Consent Payment of $2.50 for each $1,000 original principal amount of 2028 Notes. Holders that validly tender their 2028 Notes and thereby deliver their Consents at or prior to the Early Tender/Consent Deadline (and do not validly withdraw such 2028 Notes and therefore do not validly revoke the related Consents) will be eligible to receive the Consent Payment of $2.50 per $1,000 original principal amount of 2028 Notes in respect of such 2028 Notes.

(4)	Excludes Accrued Interest, which will be paid in addition to the Total Consideration.

(5)
The Total Consideration for the 2028 Notes validly tendered has been determined in the manner described in the Statement by reference to the fixed spread (the “Fixed Spread”) specified above plus the yield (the “Reference Yield”) based on the bid-side price of the U.S. Treasury Reference Security specified above (the “Reference Security”) as quoted on the Bloomberg Bond Trader FIT3 series of pages (the “Reference Page”) as of the Price Determination Date, which includes the Early Tender Payment (including the Consent Payment).

Holders may continue to tender their Notes (and thereby deliver Consents) until 5:00 p.m., New York City time, on June 24, 2026, in respect of the Tender Offer and Consent Solicitation, unless extended or earlier terminated by the Issuer in its sole discretion, subject to applicable law (the “Expiration Time”).

The Issuer reserves the right in its sole discretion, subject to applicable law, to (i) waive prior to the Expiration Time any and all conditions to the Tender Offer; (ii) extend the Expiration Time; (iii) amend the terms of the Tender Offer and Consent Solicitation in any respect; or (iv) terminate, withdraw or otherwise decide not to proceed with the Tender Offer and Consent Solicitation at any time prior to or at the Expiration Time and not accept for purchase or payment any Notes not theretofore accepted for purchase or payment.

The Issuer’s obligations to accept for purchase and pay for Notes pursuant to the Tender Offer and the Consent Solicitation is subject to the satisfaction of, or where applicable, the Issuer’s waiver of, the conditions set forth under “Conditions to Consummation of the Tender Offer and the Consent Solicitation,” including the Financing Condition, the Supplemental Indenture Condition, and the General Conditions as described in the Statement.

Information Relating to the Tender Offer and the Consent Solicitation
The Company has engaged Citigroup Global Markets Inc is acting as the dealer manager and solicitation agent for the Tender Offer and the Consent Solicitation (“Dealer Manager and Solicitation Agent”). Questions regarding the terms of the Tender Offers and Consent Solicitations may be directed to Citigroup Global Markets Inc. at +1 (212) 723-6106 (banks and brokers) or +1 (800) 558-3745 (toll-free) or via email at ny.liabilitymanagement@citi.com. Global Bondholder Services Corporation is acting as (i) the Information Agent for the Tender Offer and the Consent Solicitation, (ii) the Tender Agent for the Tender Offer and (iii) the Tabulation Agent for the Consent Solicitation. Requests for copies of the Statement should be directed to Global bondholder Services Corporation at +1 (212) 430- 3774 (banks and brokers) or +1 (855) 654-2014 (toll-free) or via email at contact@gbsc-usa.com.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the Tender Offer and Consent Solicitation, including expected settlement dates, the Financing Transaction and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Tender Offer and Consent Solicitation and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208